INTERNATIONAL ROYALTY CORPORATION

PROXY FOR HOLDERS OF COMMON SHARES (“IRC COMMON SHARES”) OF INTERNATIONAL ROYALTY CORPORATION (“IRC”) AND HOLDERS OF OPTIONS (“IRC OPTIONS”) TO ACQUIRE IRC COMMON SHARES (COLLECTIVELY, ”IRC SECURITYHOLDERS”) AT THE SPECIAL MEETING OF IRC SECURITYHOLDERS SCHEDULED TO BE HELD ON FEBRUARY 16, 2010.

The undersigned IRC Securityholder hereby appoints Douglas B. Silver, Chief Executive Officer of IRC, or failing him, Ray W. Jenner, Chief Financial Officer of IRC, or failing him, Paul H. Zink, President of IRC, or, instead of either of the foregoing,                                         as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the special meeting (the “Meeting”) of IRC Securityholders to be held on February 16, 2010 and at any adjournment(s) or postponement(s) thereof in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or such adjournment(s) or postponement(s) thereof. Each holder of an IRC Common Share of record as at January 14, 2010 (the “Record Date”), will be entitled to one vote for each IRC Common Share held on all matters proposed to come before the Meeting. Each holder of an IRC Option of record as at the Record Date will be entitled to one vote for each IRC Option held on the Arrangement Resolution (as defined below). Without limiting the general authorization and power hereby given, the proxyholder named above is specifically directed, on any ballot that may be called for, to vote the IRC Common Shares and / or IRC Options registered in the name of the undersigned for or against as specified below (with a tick √ or an X):

Management recommends shareholders vote FOR item 1 below:

1.	The special resolution, the full text of which is set forth in Appendix D to the management proxy circular (the “Circular”) of IRC dated January 15, 2010 (the “Arrangement Resolution”) approving an arrangement pursuant to section 192 of the Canada Business Corporations Act, as amended (“CBCA”), all as more particularly described in the Circular.

☐ FOR	☐ AGAINST

2.	To vote at the discretion of the proxy nominee on any amendments or variations to the foregoing and on such other business as may properly come before the Meeting and any adjournment(s) or postponement(s) thereof.

The IRC Common Shares and / or IRC Options represented by this proxy will be voted “for” or “against” in accordance with the foregoing directions on any ballot that may be called for and, if a choice is specified with respect to any matter to be acted upon, the IRC Common Shares and / or IRC Options shall be voted accordingly.

IF AN IRC SECURITYHOLDER DOES NOT SPECIFY THAT THE IRC COMMON SHARES AND / OR IRC OPTIONS ARE TO BE VOTED FOR OR AGAINST, SUCH IRC COMMON SHARES AND / OR IRC OPTIONS WILL BE VOTED IN FAVOUR OF THE RESOLUTION ON ANY BALLOT THAT MAY BE CALLED FOR.

If any amendments or variations to matters identified in the notice of the Meeting are proposed at the Meeting (or any adjournment or postponement thereof) or if any other matters which are not known to management properly come before the Meeting (or any adjournment or postponement thereof), this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting.

To be valid at the Meeting, completed forms of proxy must be deposited before 4:30 p.m. (Toronto time) on February 12, 2010, or the day (other than a Saturday, Sunday or any other holiday in Toronto, Ontario) preceding any adjournment or postponement of the Meeting.

DATED this day of , 2010.

Name of IRC Securityholder (please print clearly)	Address of IRC Securityholder (please print clearly)

Number of IRC Common Shares (if applicable)	Number of IRC Options (if applicable)

Signature of IRC Securityholder/Trustee/ Authorized Signatory

NOTES:

a.	To be valid at the Meeting, completed forms of proxy must be delivered or deposited before 4:30 p.m. (Toronto time) on February 12, 2010, or the day (other than a Saturday, Sunday or any other holiday in Toronto, Ontario) preceding any adjournment or postponement of the Meeting.

b.	For postal delivery, the completed proxy should be mailed to P.O. Box 721, Agincourt, ON, M15 0A1 by using the envelope as provided. To deliver by facsimile, please send the proxy to the Proxy Department of CIBC Mellon Trust Company at 1-866-781-3111 (toll free within North America) or at (416) 368-2502. The completed proxy may also be delivered in person to CIBC Mellon Trust Company at 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6.

c.	AN IRC SECURITYHOLDER HAS THE RIGHT TO APPOINT AS HIS OR HER PROXYHOLDER A PERSON (WHO NEED NOT BE AN IRC SECURITYHOLDER) TO ATTEND AND TO ACT ON HIS, HER OR ITS BEHALF AT THE MEETING OTHER THAN THOSE PERSONS DESIGNATED ABOVE. An IRC Securityholder may do so by inserting the name of such other person in the blank space provided or by completing another proper form of proxy. A proxy may be revoked in the manner set forth in the Circular.

d.	This form of proxy must be dated and signed by the IRC Securityholder or his or her attorney authorized in writing or, if the IRC Securityholder is a corporation, by an officer or attorney thereof duly authorized.

e.	Reference is made to the accompanying Notice of Special Meeting and Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting. Before completing this proxy, non-registered IRC Securityholders should carefully review the accompanying Circular and should carefully follow the instructions of the securities dealer or other intermediary who sent this proxy.

f.	If this form of proxy is not dated in the space provided above, it is deemed to bear the date on which it was mailed.

g.	If it is desired that the IRC Common Shares and / or IRC Options represented by this proxy are to be voted “for” or “against” on any ballot that may be called for with respect to any matter referred to above, the appropriate box above provided for voting for or against should be marked with an X or a tick (√).

h.	Pursuant to an order of the Ontario Superior Court of Justice (Commercial List) dated January 14, 2010, registered IRC Shareholders have been granted the right to dissent in respect of the Arrangement Resolution. If the Arrangement becomes effective, a registered IRC Shareholder who dissents in respect of the Arrangement Resolution (a “Dissenting IRC Shareholder”) is entitled to be paid the fair value of such Dissenting IRC Shareholder’s IRC Common Shares, provided that such Dissenting IRC Shareholder has delivered a written objection to the Arrangement Resolution to IRC by 4:30 p.m. (Toronto time) on February 12, 2010, being the business day (as defined in the Plan of Arrangement) preceding the Meeting (or, if the Meeting is postponed or adjourned, the business day (as defined in the Plan of Arrangement) preceding the date of the Meeting as so postponed or adjourned) and has otherwise complied strictly with the dissent procedures described in the Circular, including the relevant provisions of Section 190 of the CBCA. This right is described in detail in the accompanying Circular under the heading “Rights of Dissenting IRC Shareholders”.

i.	The execution or exercise of a proxy does not constitute a written objection for purposes of the right to dissent under the CBCA.

j.	THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF IRC.

k.	THIS PROXY IS FOR USE AT THE SPECIAL MEETING OF IRC SECURITYHOLDERS TO BE HELD ON FEBRUARY 16, 2010 AND AT ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF.

IF YOU HAVE ANY QUESTIONS OR
REQUIRE ASSISTANCE TO COMPLETE
THIS PROXY, PLEASE CALL:

GEORGESON SHAREHOLDER
COMMUNICATIONS CANADA INC.

North America Toll Free: 1-866-725-6575
Banks, Brokers and Collect Calls: 1-212-806-6859